UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES ACT OF 1934

(Amendment No. 5)
________________________
EMERALD DAIRY INC.

 (Name of small business issuer in its charter)

Warrants to Purchase Common Stock
Having An Exercise Price of $0.94, $1.50, $2.04 and $3.26 Per Share
(Title of Class of Securities)

(CUSIP Number of Class of Securities)

Shu Kaneko
Chief Financial Officer
11990 Market Street, Suite 205
Reston, Virginia 20190
Tel: (703) 867-9247
Fax: (678) 868-0633
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
____________________________

With a copy to:

Jeffrey A. Rinde, Esq. Hodgson Russ, LLP 1540 Broadway, 24th Floor New York, NY 10036 Tel: (212) 751-4300 Fax: (212) 751-0928

CALCULATION OF FILING FEE:

Transaction Valuation (1)	Amount of Filing Fee (2)
$3,674,802	$145.00

(1)
Estimated for purposes of calculating the amount of the filing fee only. Underlying value of transaction computed pursuant to Exchange Act Rule 0-11(b)(2) and 0-11(a4). Because there is no market for the securities, the value has been based upon the book value of the common stock of the Company, $0.46.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $39.30 for each $1,000,000 of the value of the transaction.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $145.00
Form or Registration No.: Schedule TO-I File No. 5-83204
Filing Party: Emerald Dairy Inc.
Date Filed: April 24, 2008

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

AMENDMENT NO. 5 TO TENDER OFFER STATEMENT

This Amendment No. 5 to Tender Offer Statement amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on April 24, 2008, by Emerald Dairy, Inc., as amended by Amendment No. 1 to Tender Offer Statement filed on May 28, 2008 and Amendment No. 2 to Tender Offer Statement filed on July 28, 2008, Amendment No. 3 to Tender Offer Statement filed October 31, 2008 and Amendment No. 4 to Tender Offer Statement filed November 21, 2008.  Emerald Dairy has made an offer to holders of all currently outstanding warrants to purchase shares of the Company’s common stock, par value $.001 per share (“Common Stock”), the opportunity to voluntarily amend their warrants upon the terms and subject to the conditions described in the Offer to Amend and Exchange and the related Election Form attached to Schedule TO as Exhibits (a)(1) and (a)(4), respectively. As of April 24, 2008, there were outstanding: (i) warrants to acquire 373,334 shares of Common Stock at an exercise price of $0.94 per share, (ii) warrants to acquire 1,333,333 shares of Common Stock at an exercise price of $1.50 per share, (iii) warrants to acquire 1,374,230 shares of Common Stock at an exercise price of $2.04 per share, and (iv) warrants to acquire 4,907,973 shares of Common Stock at an exercise price of $3.26 per share, upon the terms and subject to the conditions set forth in the Offer to Amend and Exchange  Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Offer to Amend and Exchange.

Items 1 through 9 and 11

     Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Amend and Exchange, are hereby amended and supplemented as follows:

(1) The Expiration Date of the Offer has been extended to Midnight Eastern Time, on Friday January 16, 2009. In order to reflect the extension of the Expiration Date of the Offer, “December 19, 2008” shall hereby be replaced in the Offer to Amend and Exchange, as appropriate, with “January 16, 2009”.

(2)  All statements in the Offer that the Company has filed a registration statement for the shares of stock underlying the warrants are hereby deleted.  The Company is withdrawing the shares underlying the warrants from the registration statement filed on Form S-1, Registration No. 333-149201 and the Company has no current intention to register the shares underlying the warrants.  Upon exercise of the warrants, common stock of the Company which is acquired will be restricted stock and  may only be sold if an exemption from registration is available, such as Rule 144 of the Securities Act of 1933, as amended.

Item 12. Exhibits

Exhibit 99.(a)(1) is amended to delete all references to the expiration date of the offer as December 19, 2008 and to replace such date with “January 16, 2009”.

 All references to “November 21” as the expiration date of the offer in Exhibits 99.(a)(2) through (4) incorporated by reference as Exhibits to the Schedule TO are hereby replaced with “January 16, 2009”.

*99.(a)(1)	Offer to amend and exchange

*99.(a)(2)	Cover letter to warrant holders

*99.(a)(3)	Instructions to warrant holders

*99.(a)(4)	Election Form

*99.(a)(5)	Withdrawal Form

* 99.(a)(6)	Press Release announcing extension of Tender Offer

*99.(a)(7)	Letter to warrant holders regarding amendment of Tender Offer

*99.(a)(8)	Press Release announcing second extension of Tender Offer

*99.(a)(9)	Letter to warrant holders regarding second amendment of Tender Offer

*99.(a)(8)	Press Release announcing third extension of Tender Offer

*99.(a)(9)	Letter to warrant holders regarding third amendment of Tender Offer

*99.(a)(10)	Press Release announcing third extension of Tender Offer

*99.(a)(11)	Letter to warrant holders regarding third amendment of Tender Offer

*99.(a)(12)	Press Release announcing fourth extension of Tender Offer

*99.(a)(13)	Letter to warrant holders regarding third amendment of Tender Offer

** 99.(a)(14)	Press Release announcing fifth extension of Tender Offer

**99.(a)(15)	Letter to warrant holders regarding fifth extension of Tender Offer

*	Previously filed.
**	Filed herewith

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMERALD DAIRY, INC.

By: /s/ Shu Kaneko
Shu Kaneko
(Name)

December 19, 2008

(Date)
EXHIBIT INDEX

*99.(a)(1)	Offer to amend and exchange

*99.(a)(2)	Cover letter to warrant holders

*99.(a)(3)	Instructions to warrant holders

*99.(a)(4)	Election Form

*99.(a)(5)	Withdrawal Form

* 99.(a)(6)	Press Release announcing extension of Tender Offer

*99.(a)(7)	Letter to warrant holders regarding amendment of Tender Offer

*99.(a)(8)	Press Release announcing second extension of Tender Offer

*99.(a)(9)	Letter to warrant holders regarding second amendment of Tender Offer

*99.(a)(10)	Press Release announcing third extension of Tender Offer

*99.(a)(11)	Letter to warrant holders regarding third amendment of Tender Offer

*99.(a)(12)	Press Release announcing fourth extension of Tender Offer

*99.(a)(13)	Letter to warrant holders regarding third amendment of Tender Offer

** 99.(a)(14)	Press Release announcing fifth extension of Tender Offer

**99.(a)(15)	Letter to warrant holders regarding fifth extension of Tender Offer

*	Previously filed.
**	Filed herewith